EXHIBIT 1

Land and Buildings Indicates Intention to Nominate Seven Highly-Qualified Directors to Replace Board of Associated Estates

- New, independent nominees needed to reverse 20-plus year history of material underperformance and drive comprehensive change at the Company –

- Land and Buildings believes replacing stale and conflicted Board will unlock value of $29 per share, representing approximately 50% upside in AEC shares –

-Land and Buildings investment group includes Scot Sellers, former Archstone-Smith CEO with best in class track record of creating value in apartment sector –

Stamford, CT— (November, 17 2014) – Today Land and Buildings, an investment firm specializing in publicly traded real estate and real estate related securities, who collectively with Scot Sellers – the leader of Archstone-Smith Trust for over 15 years, culminating with the sale of the company for $22 billion near the peak of the market in 2007 – is a significant shareholder of Associated Estates Realty Corporation (“AEC”, “Associated Estates”, or the “Company”), released a public letter to the shareholders of the Company discussing its` intention to nominate seven highly-qualified, independent directors to replace the Board of Directors (the “Board”) of Associated Estates. These candidates, given their range of deep experience across the multifamily and real estate industries, as well as their commitment to best practices in corporate governance, are ideally suited to maximize shareholder value at AEC:

•	Marcus E. Bromley – Former public multifamily REIT CEO and Chairman at Gables Residential Trust

•	Michael J. DeMarco – Former investment banker and public office REIT executive at Vornado Realty Trust (NYSE: VNO)

•	Charles M. Elson – Professor and leading authority on corporate governance

•	Dana K. Hamilton – Former public multifamily REIT EVP of Operations at Archstone-Smith Trust

•	Gregory F. Hughes – Former public REIT CFO at SL Green (NYSE: SLG) with experience across numerous real estate sectors

•	Jonathan Litt – Founder/CIO of Land and Buildings and former top-ranked sell-side REIT analyst

•	R. Scot Sellers – Former public multifamily REIT CEO and CIO at Archstone-Smith Trust

The full text of the letter can be found below:

Full text of the letter follows:

November 17, 2014

Dear Fellow Associated Estates Shareholders:

Land and Buildings is an investment firm founded in 2008 that invests in publicly traded real estate companies. Collectively with Scot Sellers, who has a best in class track record of creating value in the apartment business as the leader of Archstone-Smith Trust for over 15 years, culminating with the sale of the company for $22 billion near the peak of the market in 2007, our group owns more than 2% of the outstanding Associated Estates Realty Corporation (“AEC”, “Associated Estates”, or the “Company”) common stock. Pursuant to this letter, we are indicating publicly our intention to nominate seven highly-qualified, independent directors to replace the Board of Directors (the “Board”) at Associated Estates in order to seek to unlock the $29 per share of estimated net asset value (“NAV”) embedded in the Company. Such an increase would represent approximately a 50% increase over the existing market value of the stock.

We believe that Associated Estates’ 20-plus year history of material underperformance and shareholder value destruction can be traced back to one central issue: an entrenched, intertwined and stale Board of Directors that lacks what we view as true independence and relevant experience and has not, in our view, exerted effective oversight over a management team led by the Company’s Chairman of the Board and CEO Jeff Friedman that has fed at the shareholder trough far too long.

Significant change at the Company is required as the status quo is unacceptable:

•	AEC shares prior to investor activism were 33% below its November 1993 IPO price of $22[1]
•	AEC has traded at an average 28% discount to net asset value over the trailing 10 years
•	FFO per share has fallen 4% since 2008 as the Company more than tripled its share count
•	Jeff Friedman’s AEC stock ownership decreased from 6.75% in 2004 to 1.5% today
•	The three member Executive committee is comprised of Jeff Friedman, his brother-in-law, and AEC’s long-time lawyer
•	Jeff and his sons Jason and Matthew received $5.9 million from AEC in 2013; the family can make more money in ~3 years running the company than Jeff’s entire stake is worth

As a result, Land and Buildings has identified an exceptional group of seven individuals who we intend to nominate as candidates for election to the Board of Directors of Associated Estates at the Company’s 2015 Annual Meeting. We believe these seven highly-qualified and completely independent nominees would be ideally suited to maximize shareholder value at AEC given their deep experience across the multifamily and real estate industries, as well as their commitment to the best practices in corporate governance.

The Land and Buildings team has a deep history as global real estate investors and analysts in both public real estate securities and direct property. I have been closely involved with management in most of the public REITs since 1992 as a former top-ranked sell-side property equity analyst and have known Jeff Friedman since the early 1990s, during his over 20 year tenure as Chairman and CEO of the Company. Land and Buildings was intimately involved with the management and Board of BRE Properties as the company explored all strategies to maximize shareholder value, and, following Land and Buildings’ nomination of a majority slate of Directors, BRE was acquired by Essex Property Trust (NYSE: ESS) in a transaction valued at greater than $6 billion where shareholders saw their BRE shares trade to NAV.

We believe the net asset value of Associated Estates is $29 per share[2], indicating approximately 50% upside over the existing market value of the stock. Property due diligence in conjunction with multifamily real estate brokers, private investors and other third party consultants has led to our high conviction in the significant underlying real estate value of AEC. Given the Company’s high quality apartment assets and the potential for significant improvements in operations, financial controls, capital allocation and corporate governance, we believe a well-regarded management team and Board could cause the stock to trade at a premium to NAV and have outsized NAV growth going forward.

The Status Quo is Unacceptable

•	Persistent Undervaluation and Fundamental Underperformance
o	AEC has traded at average 23%, 20%, and 28% discounts to NAV over the trailing three, five, and ten years respectively[3] while the Company’s proxy peers have on average traded near NAV over the same time periods[4]
o	Over the trailing 20 years, AEC has the lowest total return of its proxy peers and has lagged the proxy peer total return average by over 800%[5]
o	AEC shares prior to investor activism were 33% below its November 1993 IPO price of $22
▪	Prior to the Kohlberg Kravis Roberts & Co (“KKR”) stake disclosure, which is now 3.88%, AEC closed at $14.65 on November 14th, 2013; as of November 12th, 2014 AEC closed at $19.48
▪	In contrast, apartment REIT AvalonBay Communities (NYSE: AVB) IPO’d at $20 per share in March 1993 and closed at $156.93 as of November 12th, 2014
o	AEC annual earnings results have only beaten initial guidance in one of the past six years[6]
o	2014 was a "miss and lower" year as funds from operations (“FFO”) per share and core same-store growth guidance were both lowered despite year-to-date national apartment rental growth being stronger than in any other post-recession year;[7] AEC once again missed consensus FFO expectations in the third quarter of 2014

•	A Failure in Corporate Governance
o	The three member Executive committee is comprised of Jeff Friedman, his brother-in-law, and AEC’s long-time lawyer and the Executive committee “…possesses the power of the Board of Directors in the management of the business and affairs of the Company…”;[8] given the clear lack of independence, in our view, it is no wonder that shareholder value has not been maximized
o	None of the external AEC directors have experience in high-quality apartment operations, the average tenure is over 14 years and Jeff Friedman has been combined Chairman of the Board and CEO since 1993

o	All seven incumbent directors are based in Cleveland, which only provides a narrow view of the relevant market given that 90% of AEC’s NOI is generated outside Cleveland
o	Green Street Advisors gives AEC a 0 out of 25 for its “Conduct” score as part of the research firm’s Corporate Governance Scorecard

o	An ISS Governance QuickScore of 8 out of 10 indicates higher governance risk, with 10 being the worst
o	The 4% ownership limit helps entrench management and the Board

•	Friedman Family: Feeding at the Trough
o	Jeff and his sons Jason and Matthew Friedman received $5.9 million in combined compensation from AEC in 2013; given that run-rate the Friedmans could make more money in ~3 years running the company than Jeff’s entire stake in the Company is currently worth
▪	Jason Friedman has served as Senior Vice President, Acquisitions and Development while Matthew Friedman (Jason's brother) has earned millions of dollars under Jason's watch as a real estate broker for AEC real estate transactions in a clear conflict of interest
o	Jeff Friedman has been a consistent seller of AEC stock with his ownership of AEC decreasing from 6.75% in 2004 to 1.5% of shares outstanding today[9]
o	Jeff Friedman appears to us to refuse to even consider a sale of the Company even if it is in the best interest of shareholders
▪	“Selling the company is not what we're about doing.” – Jeff Friedman, First Quarter 2014 Earnings Conference Call

•	Bloated G&A at the Expense of Shareholders
o	11% general and administrative (“G&A”) expense as a percent of revenue for AEC vs. 4% proxy peer average; AEC’s G&A as a percent of revenue was just 4% in 2002[10]
o	2.1% CEO compensation as a percent of revenue is more than 4 times larger than the proxy peer average and more than 60% higher than similarly sized REITs on average across all sectors[11]

•	Value-Destroying Capital Allocation
o	FFO per share has fallen 4% since 2008 as the Company more than tripled its share count through five massively dilutive equity issuances at significant discounts to NAV totaling over $500 million; meanwhile proxy peers saw FFO per share increase 26% over the same time period[12]
o	After three value-destroying equity raises in 2010, Jeff Friedman stated on his fourth quarter 2010 earnings conference call, “We don’t need to issue equity and we won’t until our stock price is more reflective of NAV”
▪	AEC subsequently issued two more large blocks of equity in 2012 and 2013 at steep discounts to NAV

Board Nominees: Highly-Qualified and Independent

The Land and Buildings slate of directors would be able to provide fresh perspectives and significant value-add across all facets of Associated Estates. Scot Sellers ran what we view as the highest quality apartment company in the REIT universe and maximized value by selling his company twice. Dana Hamilton ran operations for that same REIT, Archstone-Smith Trust, while the company revolutionized apartment rental revenue management with LRO (Lease Rent Optimization) software. Marc Bromley was the CEO and Chairman of Gables Residential Trust, a well-respected apartment REIT focused in the Sunbelt where AEC now derives nearly half of its portfolio value. Greg Hughes was CFO at SL Green, a company we believe is well known for its financial acumen and creativity. Mike DeMarco further bolsters the capital markets savvy of the Board nominees as a former investment banker and executive at Vornado Realty Trust with long tenure in the public REIT space. Charles Elson, a corporate governance guru and advocate, helps round out our proposed slate and would provide AEC with much needed counsel on how to run a company for the benefit of shareholders.

As detailed above, we view AEC as a case study in how not to maximize value at a REIT. Numerous operational, financial and strategic changes need to be made to reverse course, improve earnings growth and have AEC shares trade at or above NAV. And we believe strongly that our candidates would make up the Board to do it.

The seven Land and Buildings Nominees are as follows*:

•	Marcus E. Bromley – Former public multifamily REIT CEO and Chairman at Gables Residential Trust

•	Michael J. DeMarco – Former investment banker and public office REIT executive at Vornado Realty Trust (NYSE: VNO)

•	Charles M. Elson – Professor and leading authority on corporate governance

•	Dana K. Hamilton – Former public multifamily REIT EVP of Operations at Archstone-Smith Trust

•	Gregory F. Hughes – Former public REIT CFO at SL Green (NYSE: SLG) with experience across numerous real estate sectors

•	Jonathan Litt – Founder/CIO of Land and Buildings and former top-ranked sell-side REIT analyst

•	R. Scot Sellers – Former public multifamily REIT CEO and CIO at Archstone-Smith Trust

*Additional biographical information below.

Significant Operational and Strategic Change Required

Land and Buildings intends to nominate the type of Board we believe would lead Associated Estates to becoming a best in class REIT that trades at a premium to net asset value. Land and Buildings believes numerous changes need to be made across the company to right the ship and turn this undervalued underperformer into the next great apartment REIT.

Operational and Capital Allocation Improvements

•	Engage in a full operational review to maximize rental revenue in line with the best practices of Class A apartment REITs that several of the Board nominees pioneered
•	Seek to eliminate unnecessary operating expenses at the property level
•	Reduce bloated G&A expense that has been amplified by the multiple Friedman family members on the dole
•	Re-assess all current and future development, acquisition and capital spending activity given the Company’s current inferior cost of capital
•	Halt further equity issuances below NAV except in the most extenuating of circumstances
•	Buy back stock and sell assets as long as the Company continues to trade materially below NAV

Best in Class Governance

•	Align senior management compensation more closely with shareholder total returns, particularly relative to peers
•	Increase insider ownership to better align with shareholders
•	Lift 4% ownership limit as it is an unnecessary, arcane restriction that we believe is meant to deter shareholder activism
•	Explore strategic alternatives, including a sale of the Company, as the most expedient avenue to maximize shareholder value; a REIT run for the benefit of shareholders should be for sale everyday

Potential Upside for Shareholders

We believe the net asset value of Associated Estates as a going concern is $29 per share indicating approximately 50% upside to intrinsic value. Given the Company’s high quality apartment assets and the potential for significant improvements in operations, financial controls, capital allocation and corporate governance, a well-regarded management team and Board could cause the stock to trade at a premium to NAV.

We look forward in the weeks and months ahead to discussing in greater detail our views regarding Associated Estates and our strategic plan to unlock significant shareholder value in the Company. The Director nominees are united in their desire to enhance shareholder value and we look forward to introducing them to shareholders and members of the broader investment community in the near future.

Additional Biographical Information on Nominees

Marcus E. Bromley

Marc Bromley has over 30 years of experience in the real estate industry ranging from his roles in finance and development in the private sector to his role as CEO and director of large public real estate companies.

Mr. Bromley served as CEO and Chairman of the Board of Gables Residential Trust (NYSE: GBP) from its IPO in 1993 to his retirement in 2001. He continued to serve on the $3 billion company’s board until its sale in late 2005.

Prior to taking Gables public in 1993, Mr. Bromley was a division partner for Trammell Crow Residential. His division was a leading developer of apartment communities in the Southeast from 1982 to 1993.

Mr. Bromley served as a Director of three Cole Property Trust companies based in Phoenix, Arizona. Mr. Bromley also serves on the board of directors of The Shoptaw Group (TSG), a multifamily operation based in Atlanta. He is a member of the Advisory Board of Nancy Creek Capital, a private equity firm in Atlanta. In the past, Marc Bromley has served on the Advisory Board for the School of Commerce, Economics and Politics for Washington & Lee University.

Mr. Bromley is a 1971 Graduate of Washington & Lee University with a degree in Economics and a 1973 graduate of the University of North Carolina a where he received his MBA degree.

Michael J. DeMarco

Michael DeMarco has over 25 years of experience in the real estate industry. He was most recently the Chief Investment Officer of CCRE, a non-bank finance company and one the largest originators of CMBS. Mr. DeMarco was also an Executive Vice President with Vornado Realty Trust from 2010 to 2013. Prior to that Mr. DeMarco was a Partner at Fortress Investment from 2007 to 2010, overseeing on a direct basis a number of real estate operating companies that Fortress acquired. Additionally, he was a senior Managing Director with Lehman Brothers from 1993 to 2007 in the company’s real estate investment banking unit specializing in Mergers and acquisitions, structured finance, and initial public offerings. Mr. DeMarco’s client list included: Simon Property Group, Vornado Realty Trust, SL Green, Douglas Emment, the Rouse Company and many others.

Mr. DeMarco started his career at First Boston as an investment banker in 1987 after graduating from the University of Chicago with an MBA in Finance. Mr. DeMarco graduated from Pace University with BBA in Accounting and a minor in History. He is also a Certified Public Accountant.

Charles M. Elson

Charles M. Elson is the Edgar S. Woolard, Jr., Chair in Corporate Governance and the Director of the John L. Weinberg Center for Corporate Governance at the University of Delaware. He is also "Of Counsel" to the law firm of Holland & Knight.

He formerly served as a Professor of Law at Stetson University College of Law in St. Petersburg, Florida from 1990 until 2001. His fields of expertise include corporations, securities regulation and corporate governance. He is a graduate of Harvard College and the University of Virginia Law School, and has served as a law clerk to Judges J. Harvie Wilkinson III and Elbert P. Tuttle of the United States Court of Appeals for the Fourth and Eleventh Circuits. He has been a Visiting Professor at the University of Illinois College Of Law, the Cornell Law School, and the University of Maryland School of Law, and was a Salvatori Fellow at the Heritage Foundation in Washington, D.C. and is a member of the American Law Institute.

Professor Elson has written extensively on the subject of boards of directors. He is a frequent contributor on corporate governance issues to various scholarly and popular publications. He served on the National Association of Corporate Directors' Commissions on Director Compensation, Director Professionalism, CEO Succession, Audit Committees, Strategic Planning, Director Evaluation, Risk Governance, Effective Lead Director, and Board Diversity and was a member of its Best Practices Council on Coping With Fraud and Other Illegal Activity. He served as well on that organization’s Advisory Council. He is Vice Chairman of the ABA Business Law Section’s Committee on Corporate Governance and was a member of its Committee on Corporate Laws.

He is presently a member of the Board of Directors of HealthSouth Corporation, a healthcare services provider and Bob Evans Farms Inc., a restaurant and food products company.

Dana K. Hamilton

Dana Hamilton was a key member of the management team that grew Archstone from $100 million in residential real estate assets to more than $20 billion—and into an industry-leading owner and operator of apartments in the United States and abroad. She was President-Europe and a member of the Executive Committee from May 2005 until February 2013, and Executive Vice President national Operations and a member of the Executive Committee from May 2001 until May 2005.

Ms. Hamilton oversaw many industry first’s during her nearly 20 years at Archstone. She is credited with promoting “Archstone,” the first national brand in the multifamily industry, and spearheading the development of online leasing, outcomes-based credit scoring and highly sophisticated revenue management—all of which have subsequently become industry standards. In 2005, she took Archstone to Europe, helping to pave the way for massive industry change in the German residential market.

A graduate of Stanford University, Dana Hamilton received her MBA from the University of California, Berkeley. Ms. Hamilton is a member of the World Presidents Organization, Urban Land Institute and Golden Seeds.

Gregory F. Hughes

Gregory Hughes, from November 2010 to present, has served as a Principal for Roscommon Capital Limited Partnership, a financial advisory and investment firm. Mr. Hughes also served as the Chief Operating Officer of SL Green Realty Corp. (NYSE: SLG) from 2007 to 2010 and its Chief Financial Officer from 2004 to 2010, responsible for finance, capital markets, investor relations and administration.

From 2004-2008 Mr. Hughes also served as Chief Credit Officer of Gramercy Capital Corp. (NYSE: GKK). From 2002 to 2003, prior to joining SL Green, Mr. Hughes was Managing Director and Chief Financial Officer of the private equity real estate group at JP Morgan Partners. From 1999 to 2002, Mr. Hughes was a Partner and Chief Financial Officer of Fortress Investment Group, an investment and asset management firm, which managed a real estate private equity fund of approximately $900 million and a NYSE listed real estate investment trust with assets in excess of $1.3 billion. While at Fortress Investment Group, Mr. Hughes was actively involved in evaluating a broad range of real estate equity and structured finance investments and arranged various financings to facilitate acquisitions and fund recapitalizations. Mr. Hughes also served as Chief Financial Officer of Wellsford Residential Property Trust and Wellsford Real Properties, where he was responsible for the firm’s financial forecasting and reporting, treasury and accounting functions, capital markets and investor relations.

Mr. Hughes is a member of the Board of Directors and Chairman of the Audit Committee for Gramercy Property Trust (NYSE: GPT). Mr. Hughes received a B.S. degree in Accounting from the University of Maryland and is a Certified Public Accountant.

Jonathan Litt

Jonathan Litt has over 22 years of experience as a global real estate strategist and an investor in both public real estate securities and direct property. Mr. Litt founded Land and Buildings in the summer of 2008 to take advantage of the opportunities uncovered by the global property bubble. Previously, Mr. Litt was Managing Director and Senior Global Real Estate Analyst at Citigroup where he was responsible for Global Property Investment Strategy, coordinating a 44 person team of research analysts located across 16 countries.

Mr. Litt was recognized as a leading analyst since 1995, achieving prestigious Institutional Investor Magazine #1 ranking for 8 years and top five ranking throughout the period. Mr. Litt also achieved top ranking from Greenwich Associates since 1995. Before moving to the sell-side in 1994, Mr. Litt worked on the buy-side investing in public real estate securities and buying real property during his tenure at European Investors and BrookHill Properties, where his career began in 1988. Mr. Litt serves on the Board of Directors at Mack-Cali (NYSE: CLI).

Mr. Litt graduated from Columbia University in 1987 with a BA in Economics and NYU's Stern School of Business in 1990 with an MBA in Finance. Mr. Litt can often be seen on CNBC or quoted in the Wall Street Journal and other industry publications. He is also the president of a a not-for-profit, the Children with Dyslexia Scholarship Fund, which provides children with scholarships to secondary schools that specialize in dyslexia.

R. Scot Sellers

R. Scot Sellers served as the Chief Executive Officer of Archstone, one of the world's largest apartment companies, from January 1997 through February 2013, and prior to that was Archstone's Chief Investment Officer since 1995. Under Mr. Sellers' leadership, Archstone moved from being a mid-sized owner of apartments in secondary and tertiary cities (San Antonio and El Paso), to becoming the largest publicly traded owner of urban high rise apartments in the nation's premier cities (Manhattan, Washington, D.C. and others).

During the 12 years Mr. Sellers led Archstone as a public company, Archstone produced a total shareholder return of 723%, substantially in excess of that of the NAREIT Apartment Index, which was 481% during the same period. Scot increased the equity market capitalization of the company from $767 million to $15.1 billion, while also paying over $3.7 billion of cash dividends to shareholders.

During Mr. Sellers' 29-year career in the apartment business, he has been responsible for the development, acquisition and operation of over $40 billion of apartment communities in over 50 different cities across the United States. Mr. Sellers is a former member of the Executive Committee of the National Multi-housing Council and served as the former Chairman of the National Association of Real Estate Investment Trusts from November 2005 to November 2006.

Scot serves on the Board of The Irvine Company, The Howard Hughes Corporation, Inspirato and Habitat for Humanity International. He is a member of the World Presidents Organization, Chief Executive Officers (CEO – a YPO/WPO-related organization) and a former member of the World Economic Forum.

Scot earned his MBA from Stanford in 1981, graduating as an Arjay Miller scholar. He earned his undergraduate degree from Lewis & Clark College in 1978, graduating summa cum laude.

Sincerely,

Jonathan Litt

Founder & CIO

Land and Buildings

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About Land and Buildings:

Land and Buildings is a registered investment manager specializing in publicly traded real estate and real estate related securities. Land and Buildings seeks to deliver attractive risk adjusted returns by opportunistically investing in securities of global real estate and real estate related companies, leveraging its investment professionals' deep experience, research expertise and industry relationships.

Investor Contact:

Scott Winter / Jonathan Salzberger

Innisfree M&A Incorporated

212-750-5833

Media Contact:
Elliot Sloane / Dan Zacchei
Sloane & Company
212-486-9500
Esloane@sloanepr.com or
Dzacchei@sloanepr.com

LAND & BUILDINGS CAPITAL GROWTH FUND, L.P., LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC AND JONATHAN LITT (COLLECTIVELY, "LAND & BUILDINGS") AND MARC BROMLEY, MICHAEL DEMARCO, CHARLES ELSON, DANA HAMILTON, GREGORY HUGHES AND SCOT SELLERS (TOGETHER WITH LAND & BUILDINGS, THE "PARTICIPANTS") INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF ASSOCIATED ESTATES REALTY CORPORATION (THE "COMPANY") FOR USE AT THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, INNISFREE M&A INCORPORATED, LAND & BUILDING'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD, WHEN AVAILABLE, WITHOUT CHARGE UPON REQUEST.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A TO BE FILED BY LAND & BUILDINGS WITH THE SEC ON NOVEMBER 17, 2014. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” that involve numerous risks and uncertainties. The statements contained in this communication that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements included in this document are based on information available to Land and Buildings on the date hereof. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “seek,” “should,” "could," “expect,” “anticipate,” “project,” “estimate,” “intend,” “continue” or “believe” or the negatives thereof or other variations thereon or comparable terminology. Such statements are not guarantees of future performance or activities. Due to various risks, uncertainties and assumptions, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. The opinions of Land and Buildings are for general informational purposes only and do not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person, and should not be taken as advice on the merits of any investment decision. This material does not recommend the purchase or sale of any security. Land and Buildings reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Land and Buildings disclaims any obligation to update the information contained herein. Land and Buildings and/or one or more of the investment funds it manages may purchase additional Pennsylvania REIT shares or sell all or a portion of their shares or trade in securities relating to such shares.

[1] Defined as the share price of $14.65 on November 14th, 2013, the last closing price prior to Kohlberg Kravis Roberts & Co’s (“KKR”) initial stake disclosure

[2] Year-end 2015 net asset value using a 5.9% applied economic cap rate and assuming 4% 2015 net operating income growth and 2015 cash generation of $70 million prior to dividend payments

[3] Trailing 10 years defined as October 8, 2004 – October 3, 2014, trailing 5 years defined as October 9, 2009 – October 3, 2014, and trailing 3 years defined as October 3, 2011 – October 3, 2014; share prices relative to historical net asset values calculated by Land and Buildings using data provided by Green Street Advisors; Green Street Advisors has been an industry leader in real estate and REIT research for over 25 years and Greenwich Associates rated Green Street Advisors #1 in five categories including first place in Best Industry Knowledge and Best Original Research for the last six years in a row

[4] Peer group represents the proxy peer group for the 2014 annual meeting of shareholders excluding two companies that are no longer separate publically traded companies: Apartment Investment and Management Company (NYSE: AIV), Avalon Bay Communities, Inc. (NYSE: AVB), Camden Property Trust (NYSE: CPT), Equity Residential (NYSE: EQR), Essex Property Trust, Inc. (NYSE: ESS), Home Properties, Inc. (NYSE: HME), Mid-America Apartment Communities, Inc. (NYSE: MAA), Post Properties, Inc. (NYSE: PPS), and UDR, Inc. (NYSE UDR); the company’s proxy peers traded at a 3.4% discount, 3.1% premium, 3.4% discount over the trailing three, five, and ten year periods; the trailing 10 year period excludes HME and MAA as data was not readily available; share prices relative to historical net asset values calculated by Land and Buildings using data provided by Green Street Advisors

[5] Bloomberg; Trailing 20 years defined as October 31, 1994 – October 31, 2014

[6] Company reports; 6 year time period defined as full year 2009 through full year 2014, using the midpoint of 2014 FFO guidance as of third quarter of 2014

[7] Axiometrics

[8] AEC 2013 Definitive Proxy Statement: “The Executive Committee, which consists of Messrs. Adams, Friedman (Chairman) and Milstein, possesses the power of the Board of Directors in the management of the business and affairs of the Company (other than filling vacancies on the Board of Directors or any of the Board of Directors’ committees) during intervals between meetings of the Board of Directors.”

[9] Bloomberg and Company reports

[10] Bloomberg and Company reports; Data based on 2013 and 2002 full-year results respectively

[11] Bloomberg; Data based on 2013 results and compensation; Similarly sized REITs defined as those US REITs between $1.5 to $2.5 billion in enterprise value as of December 31, 2013

[12] Time period defined as full year 2008 through full year 2014, using the midpoint of 2014 FFO guidance as of third quarter of 2014 for AEC and proxy peers